UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

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Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

MERRIMACK PHARMACEUTICALS, INC.
(Name of Registrant as Specified in Its Charter)

JFL PARTNERS FUND LP

JFL CAPITAL MANAGEMENT LP

JFL CAPITAL HOLDINGS LLC

JFL CAPITAL MANAGEMENT LLC

JOSEPH F. LAWLER, M.D., PH.D.

22NW FUND, LP

22NW, LP

22NW FUND GP, LLC

22NW GP, INC.

ARON R. ENGLISH

JASON M. ARYEH

KENNETH LIN, M.D.

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 19, 2019

JFL Partners Fund LP

___________, 2019

Dear Fellow Merrimack Pharmaceuticals Stockholder:

JFL Partners Fund LP (together with its affiliates, “JFL Capital” or “we”) is a significant stockholder of Merrimack Pharmaceuticals, Inc., a Delaware corporation (“Merrimack” or the “Company”), which, together with the other participants in this solicitation, beneficially own in the aggregate approximately 18.7% of the outstanding shares of common stock of the Company. For the reasons set forth in the attached Proxy Statement, we believe that stockholders would benefit from significant changes to the composition of the Company’s Board of Directors (the “Board”). We are therefore seeking your support at the Company’s upcoming 2019 annual meeting of stockholders (the “Annual Meeting”) scheduled to be held on Thursday, October 17, 2019, at 9:00 a.m., Eastern time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, for the following purposes:

1.	To elect JFL Capital’s four (4) director nominees, Jason M. Aryeh, Aron R. English, Joseph F. Lawler, M.D., Ph.D., and Kenneth Lin, M.D. (each a “Nominee” and collectively, the “Nominees”), to serve until the 2020 annual meeting of stockholders and until their respective successors are duly elected and qualified;
2.	To hold a non-binding, advisory vote on the Company’s executive compensation;
3.	To ratify the selection of Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019; and
4.	To transact such other business as may properly come before the Annual Meeting.

There are four (4) directorships up for election at the Annual Meeting. The enclosed Proxy Statement is soliciting proxies to elect only our four (4) Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return the BLUE proxy card will only be able to vote for our four (4) Nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company, voting in person at the Annual Meeting or otherwise providing valid voting instructions to the Company (including by telephone or Internet). Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. Your vote to elect our Nominees will have the legal effect of replacing three (3) incumbent directors and one newly-designated Company nominee with our Nominees. If at least three (3) of our Nominees are elected, they would represent a majority of the directors on the Board.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being mailed to stockholders on or about _____, 2019.

If you have already voted for the Company’s slate of directors, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Joseph F. Lawler, M.D., Ph.D.

Joseph F. Lawler, M.D., Ph.D.
JFL Partners Fund LP

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of JFL Capital’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 19, 2019

2019 ANNUAL MEETING OF STOCKHOLDERS
OF
Merrimack Pharmaceuticals, Inc.
_________________________

PROXY STATEMENT
OF
JFL Partners Fund LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

JFL Partners Fund LP (“JFL Partners”), JFL Capital Management LP (“JFL GP”), JFL Capital Holdings LLC (“JFL Holdings”), JFL Capital Management, LLC (“JFL Capital Management”) and Joseph F. Lawler, M.D., Ph.D. (collectively, “JFL Capital” or “we”) are significant stockholders of Merrimack Pharmaceuticals, Inc., a Delaware corporation (“Merrimack” or the “Company”), who, together with the other participants in this solicitation, beneficially own in the aggregate approximately 18.7% of the outstanding shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company. We believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the Board takes the necessary steps for the Company’s stockholders to realize the maximum value of their investments. We have nominated a slate of highly qualified and capable candidates who are fully committed to representing the best interests of stockholders and exploring all opportunities to unlock stockholder value. We are therefore seeking your support at the Company’s upcoming 2019 annual meeting of stockholders scheduled to be held on Thursday, October 17, 2019, at 9:00 a.m., Eastern time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following purposes:

1.	To elect JFL Capital’s four (4) director nominees, Jason M. Aryeh, Aron R. English, Joseph F. Lawler, M.D., Ph.D., and Kenneth Lin, M.D. (each a “Nominee” and collectively, the “Nominees”), to serve until the 2020 annual meeting of stockholders and until their respective successors are duly elected and qualified;
2.	To hold a non-binding, advisory vote on the Company’s executive compensation;
3.	To ratify the selection of Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019; and
4.	To transact such other business as may properly come before the Annual Meeting.

This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return the BLUE proxy card will only be able to vote for JFL Capital’s four (4) Nominees. See “Voting and Proxy Procedures” below for additional information. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

The participants in this solicitation intend to vote their shares (the “JFL Capital Group Shares”) FOR the election of the Nominees, [FOR/AGAINST] the non-binding advisory vote on executive compensation, and FOR the ratification of the selection of Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019, as described herein. While we currently intend to vote all of the JFL Capital Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the JFL Capital Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of the JFL Capital Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that by voting the JFL Capital Group Shares we could help elect the Company nominee(s) that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked.

The Company has set the close of business on September 16, 2019 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is One Broadway, 14th Floor, Cambridge, Massachusetts 02142. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were [__] shares of Common Stock outstanding.

This Proxy Statement and the enclosed BLUE proxy card are first being mailed to stockholders on or about [____________], 2019.

THIS SOLICITATION IS BEING MADE BY JFL CAPITAL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. JFL CAPITAL IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH JFL CAPITAL IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

JFL CAPITAL URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our BLUE proxy card are available at [_____]

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of our Nominees and in accordance with JFL Capital’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to JFL Capital c/o Saratoga Proxy Consulting LLC (“Saratoga”) in the enclosed envelope today.
•

If your shares of Common Stock are held in a brokerage account, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker. As a beneficial owner, if you wish to vote, you must instruct your broker how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•

Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

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If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of JFL Capital’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

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BACKGROUND TO SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	On April 9, 2018, Joseph F. Lawler, M.D., Ph.D., the Managing Member of JFL Capital Management, had a telephone conversation with Geoffrey Grande, then the Company’s Senior Director of Communications. During the call, Dr. Lawler voiced JFL Capital’s concerns that the Company’s drug candidate MM-121 would fail in its SHERLOC and SHERBOC clinical trials.
•	On June 27, 2018, Dr. Lawler had a telephone conversation with Mr. Grande and Richard Peters, M.D., Ph.D., then the Company’s President, Chief Executive Officer and a director, during which Dr. Lawler reiterated JFL Capital’s concerns that the Company’s drug candidate MM-121 would fail in its SHERLOC and SHERBOC clinical trials.
•	On October 25, 2018, Dr. Lawler had a telephone conversation with Dr. Peters and Mr. Grande. During the call, the parties discussed the opportunities and challenges facing the Company and Dr. Lawler notified the Company that JFL Capital had acquired a significant ownership position in the Company and would be required to file a Schedule 13D soon.
•	On October 26, 2018, JFL Capital sent a private letter to Dr. Peters and copied the other members of the Board. In the letter, JFL Capital provided an explanation of several actions that it believed the Company should take in order to enhance stockholder value and expressed its desire to work collaboratively with the Company to drive value for stockholders.
•	On November 2, 2018, JFL Capital filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing ownership of approximately 7.1% of the Company’s outstanding shares of Common Stock. In the Schedule 13D, JFL Capital disclosed that it had engaged, and intends to continue to engage, in communications with the Board and management team regarding means to enhance stockholder value.
•	Also on November 2, 2018, Dr. Lawler had a telephone conversation with Dr. Peters and Mr. Grande. During the call, the parties discussed the Company’s business and strategy.
•	On November 7, 2018, the Company announced that it had engaged external advisors to evaluate strategic alternatives and that it was discontinuing development of all ongoing MM-121 programs. Dr. Peters and Mr. Grande communicated the same directly to Dr. Lawler on a telephone call.
•	On November 29, 2018, Dr. Lawler had a telephone conversation with Dr. Peters, Mr. Grande and Jean M. Franchi, then the Company’s Chief Financial Officer and Treasurer. During the call, the parties discussed possible ways the Company could develop its existing drugs.
•	On December 12, 2018, Dr. Lawler had a telephone conversation with Dr. Peters, Ms. Franchi and Mr. Grande regarding the Company’s strategy.
•	On December 19, 2018, JFL Capital filed an amendment to its Schedule 13D disclosing ownership of approximately 8.5% of the Company’s outstanding shares of Common Stock.
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•	On January 9, 2019, Dr. Lawler had a telephone conversation with Dr. Peters and Ms. Franchi regarding the Company’s strategy.
•	On January 18, 2019, Aron R. English, the Portfolio Manager of 22NW, LP (“22NW”), met with Dr. Peters and Ms. Franchi at the Company’s executive offices in Cambridge, Massachusetts. The parties discussed, amongst other things, clinical trials and the Company’s business generally.
•	On February 13, 2019, Dr. Lawler and Dr. Peters met in Boston, Massachusetts for dinner. The parties discussed the Company generally.
•	On February 28, 2019, Dr. Lawler had a telephone conversation with Dr. Peters and Ms. Franchi. During the call, Dr. Lawler mentioned that JFL Capital was considering nominating a slate of director candidates for election to the Board at the Annual Meeting.
•	On March 6, 2019, Dr. Lawler had a telephone conversation with Dr. Peters and Ms. Franchi. During the call, the Company’s representatives provided a general update on Merrimack and also conveyed the Board’s disappointment if JFL Capital moved forward with a competing slate of director candidates for election at the Annual Meeting.
•	On March 13, 2019, JFL Capital delivered a letter (the “Nomination Letter”) to the Company, in accordance with its Bylaws, nominating Mr. English, Dr. Lawler, Jason M. Aryeh and Kenneth Lin, M.D., for election to the Board at the Annual Meeting. Also on March 13, 2019, the members of JFL Capital, 22NW, 22NW Fund, LP (“22NW Fund”), 22NW Fund GP, LLC (“22NW GP”) and the Nominees (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company and (b) solicit proxies for the election of the Nominees at the Annual Meeting.
•	On March 14, 2019, JFL Capital filed an amendment to its Schedule 13D disclosing the delivery of the Nomination Letter and that the members of the Group collectively beneficially own in the aggregate approximately 16.9% of the Company’s outstanding shares of Common Stock.
•

On April 5, 2019, Dr. Lawler had a telephone conversation with Dr. Peters and Ms. Franchi. During the call, the parties discussed the discontinuation of the Company’s drug candidate MM-310. The parties also discussed what the Company’s plans were for the future, and Dr. Lawler inquired about potential strategic transactions, including the possibility of a reverse merger with a privately held company.

•	On April 10, 2019, Mr. English had a telephone conversation with Dr. Peters and Ms. Franchi. The parties discussed the Company’s drug candidate MM-310, plans for Merrimack’s cash, clinical trials and business generally.
•	On April 16, 2019, the Company announced that Sergio L. Santillana, the Company’s Chief Medical Officer, resigned effective as of April 12, 2019.
•	On April 17, 2019, JFL Capital filed an amendment to its Schedule 13D disclosing that the members of the Group collectively beneficially own in the aggregate approximately 18.3% of the Company’s outstanding shares of Common Stock.
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•	Also on April 17, 2019, Dr. Lawler had a telephone conversation with Dr. Peters and Daryl C. Drummond, then the Company’s Head of Research. During the call, the parties discussed the Company’s drug candidate MM-121.
•	On April 30, 2019, the Company announced that the Board committed to a course of action to implement a reduction in headcount, after which the Company expects to have approximately 13 employees, with the reduction expected to be substantially completed by May 31, 2019 and fully completed by July 2019.
•	On May 30, 2019, the Company announced the completion of its strategic alternatives review process. In connection therewith, the Company announced significant corporate changes, including (i) the entry into an asset purchase agreement (the “APA”) on May 28, 2019 with 14ner Oncology, Inc. (“14ner Oncology”) pursuant to which the Company agreed to sell its anti-Her3 monoclonal antibody programs, MM-121 and MM-111, (ii) the intention to terminate all of Merrimack’s current employees, to be substantially completed by June 28, 2019 (with the employment of Dr. Peters and Ms. Franchi terminating on such date) and fully completed in July 2019, (iii) the discontinuation of discovery efforts on Merrimack’s remaining preclinical programs, MM-201 and MM-401, (iv) the authorization of a future special cash dividend of approximately $1.00 to $1.42 per share and (v) an intention to reduce the size of the Board.
•	On May 31, 2019, Dr. Lawler had a telephone conversation with Dr. Peters and Ms. Franchi. During the call, the parties discussed the Company’s May 30th announcement.
•	On June 24, 2019, the Company announced that the APA was amended to extend the closing date of the transaction from June 24, 2019 to June 28, 2019.
•	On July 1, 2019, the Company announced that the APA was further amended to extend the closing date of the transaction from June 28, 2019 to July 12, 2019.
•	Also on July 1, 2019, the Company announced the resignations of Dr. Peters (including as a director) and Ms. Franchi, effective on June 28, 2019, and the entry into a consulting agreement with each in order to assist the Company with its on-going reporting obligations and the administration of the Company’s remaining assets. The Company also announced that on June 28, 2019, the Board appointed Gary Crocker, the Chairman of the Board, as the Company’s President (principal executive officer) and Treasurer (principal financial and accounting officer).
•	On July 2, 2019, Dr. Lawler had a telephone conversation with Dr. Peters and Timothy R. Surgenor, an advisor to the Company and its new corporate Secretary. The parties discussed the timing of the closing of the transaction with 14ner Oncology.
•	On July 12, 2019, the Company announced the closing of the transaction with 14ner Oncology.
•	On July 17, 2019, the Company disclosed that the Board set September 11, 2019 as the date for the Annual Meeting. The Company also disclosed that, on July 15, 2019, the Audit Committee of the Board dismissed PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm, effective following the filing of the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2019.
•	Also on July 17, 2019, JFL Capital resubmitted to the Company, in accordance with the Bylaws, its nominations of Messrs. Aryeh and English and Drs. Lawler and Lin for election to the Board at the Annual Meeting.
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•	On July 24, 2019, Dr. Lawler had a telephone conversation with Messrs. Crocker and Surgenor. During the call, the parties discussed JFL Capital’s nominations, and Mr. Crocker offered Dr. Lawler a seat on the Board.
•	Also on July 24, 2019, JFL Capital resubmitted to the Company, in accordance with the Bylaws, its nominations of Messrs. Aryeh and English and Drs. Lawler and Lin for election to the Board at the Annual Meeting. On such day, 22NW GP, Inc. (“22NW Inc.”) entered into a Joinder Agreement to the Joint Filing and Solicitation Agreement, pursuant to which it agreed to be bound by the terms and conditions set forth therein. JFL Capital also filed an amendment to its Schedule 13D disclosing the resubmission of its nominations and that the members of the Group collectively beneficially own in the aggregate approximately 18.7% of the Company’s outstanding shares of Common Stock.
•	On July 26, 2019, the Company announced that the Audit Committee of the Board had engaged Marcum LLP to serve as the Company’s new independent registered accounting firm.
•	On July 29, 2019, Dr. Lawler sent an email to Mr. Surgenor explaining that while he appreciated the offer to join the Board, he does not believe that a single seat is sufficient given the significant loss of value that has occurred under the incumbent Board’s watch.
•	On August 5, 2019, the Company filed its preliminary proxy statement in connection with the Annual Meeting. The Company’s preliminary proxy statement disclosed that the size of the Board would shrink to four (4) members effective as of the Annual Meeting such that only four (4) seats are up for election at the Annual Meeting.
•	On August 6, 2019, JFL Capital filed its preliminary proxy statement in connection with the Annual Meeting.
•	On August 15, 2019, Vinson & Elkins L.L.P. (“V&E”), one of at least three firms serving as outside legal counsel to the Company, had a telephone call with JFL Capital’s outside legal counsel, Olshan Frome Wolosky LLP (“Olshan”), during which the parties discussed the possibility of a settlement. Olshan advised V&E that it would consult with its client and then get back to V&E.
•	On August 16, 2019, the Company announced that it was rescheduling the Annual Meeting from September 11, 2019 to October 17, 2019 and changing the record date for the Annual Meeting from July 19, 2019 to September 16, 2019. The Company also filed a revised preliminary proxy statement taking into account such changes.
•	Also on August 16, 2019, Olshan and V&E had a telephone conversation during which the parties discussed the possibility of a settlement. The parties concurred that a call between their respective clients could facilitate the possibility of reaching an amicable resolution and agreed to arrange such a discussion.

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REASONS FOR THE SOLICITATION

WE BELIEVE THAT MERRIMACK’S BOARD MUST BE RECONSTITUTED NOW

For over a year, we have engaged in a dialogue with the Board and management team of the Company. After conducting extensive due diligence on the Company, we privately expressed our concerns to the Board and management team and explained the opportunities that we believe are available to create value for the benefit of all Merrimack stockholders. Some of these suggestions have been implemented.

We have been disappointed by Merrimack’s lack of urgency in addressing our concerns and the opportunities that we have identified. Although significant changes were announced by the Company on May 30th (as explained above), we do not believe that the incumbent directors have earned the right to continue to serve as stewards of stockholders’ capital given the significant destruction of value that has occurred under their watch. We believe it is evident that real and immediate change is needed on the Board to ensure that the interests of stockholders are appropriately represented in the boardroom. Therefore, we are soliciting your support at the Annual Meeting to elect our Nominees, who we believe would bring significant relevant experience and are highly motivated to drive value and represent the best interests of stockholders in the boardroom.

We are Concerned by Merrimack’s Negative and Underperforming Total Shareholder Returns Under the Leadership of the Incumbent Board

The incumbent directors of Merrimack have presided over prolonged underperformance and we believe they must be held accountable for the massive destruction of value that has occurred under their watch. As indicated in the chart below, Merrimack’s total shareholder returns have been abysmal for prolonged periods on both an absolute and relative basis since the Company’s initial public offering in March 2012.

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Total Shareholder Return

Source:	S&P Data; calculated as of August 5, 2019.
Note:	Merrimack began trading publicly on March 29, 2012. IWM (iShares Russell 2000) is an ETF that tracks the Russell 2000 index. XBI (SPDR S&P Biotech) is an ETF that tracks the S&P Biotechnology Select Industry Index.

Despite somewhat “recovering” over the past year (the term being used loosely given the severity of the Company’s stock price underperformance over the past several years), Merrimack’s stock price is still down a staggering 86% since its IPO and over 93% from its peak in April 2015.1 This performance compares very unfavorably to a 98% gain for the Russell 2000 Index and a 207% increase for the S&P Biotechnology Select Industry Index since Merrimack went public in 2012.2 It is evident to us that such significant destruction of stockholder value warrants an overhaul in the boardroom. If this performance does not motivate stockholders to vote for a change of a majority of the Board, we are not sure what will.

We Are Concerned that the Board is Not Aligned with Stockholders

Based on public filings, the last time that an incumbent director purchased Merrimack shares was August 12, 2015, meaning that it has now been nearly four years since any incumbent director invested capital into the Company. Moreover, based on public filings, it appears that Mr. Crocker (the Company’s sole executive officer) is the Company’s only director nominee that has ever purchased a single Merrimack share. This means that 75% of the Company’s slate (Ulrik B. Nielsen, Ana Radeljevic and Russell T. Ray) and none of its independent director candidates have ever purchased a share of the Company. In our view, this demonstrates a lack of confidence by the incumbent directors in their ability to successfully create value for stockholders.

1 Source: S&P Data; calculated as of August 5, 2019.

2 Measured by IWM and XBI, respectively.

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Further, we are concerned that, in our view, the Company’s independent director candidates lack a meaningful vested financial interest in the Company because the overwhelming majority of the shares that they beneficially own are represented by underwater options that they have been awarded. Specifically, the Company’s independent director candidates collectively own only 23,681 shares of Common Stock, representing less than 0.2% of the outstanding shares of Common Stock, and at the same time hold far-out-of-the-money options exercisable into 318,249 shares.3

Conversely, our Nominees collectively own 2,500,224 shares of Common Stock, representing approximately 18.7% of the outstanding shares. We believe our Nominees are more aligned with Merrimack stockholders precisely because we are substantial stockholders of the Company. Each of our Nominees has invested their own capital into the Company and accordingly will bring an owner’s perspective to the boardroom and a commitment to driving stockholder value.

We Are Concerned with the Company’s Poor Corporate Governance

We are also concerned with certain poor corporate governance practices that severely limit the ability of stockholders to seek effective change at Merrimack. Specifically, stockholders are prohibited from taking action by written consent and are barred from calling special meetings. Further, certain provisions of the Company’s organizational documents (including all Bylaw provisions) may only be amended by stockholders with a prohibitively high supermajority vote of 75% of all outstanding shares. In addition, the Company does not have a majority vote standard or director resignation policy in uncontested elections.

We believe it is contrary to good corporate governance practices for the Board to utilize Merrimack’s corporate machinery to insulate itself from the Company’s stockholders.

THERE IS A BETTER WAY FORWARD

As explained above, the incumbent Board has presided over a prolonged period of underperformance and value destruction. Instead of allowing these same directors to remain in place and continue to collect Board fees while waiting for potential milestone payments to be made to Merrimack (which appears to be the current strategy based on the Company’s May 30th announcement), we believe the Board should be reconstituted with new directors possessing relevant experience who would bring fresh perspectives into the boardroom and be valuable in assessing and executing on initiatives to unlock value at the Company.

Following the closing of the APA with 14ner Oncology, the Company has effectively become a public shell that possesses (i) potential milestone payments from Ipsen S.A. and 14ner Oncology, (ii) cash and (iii) net operating loss (NOL) carryforwards. We believe that more can be done to enhance stockholder value beyond waiting for potential milestone payments and spending the remainder of the Company’s cash on Board fees for the incumbents while doing so. If elected to the Board, our candidates intend to actively pursue measures to utilize the Company’s cash and take advantage of its NOL carryforwards, including by evaluating potential strategic transactions.

We believe that our Nominees, Messrs. Aryeh and English and Drs. Lawler and Lin, bring the deep industry experience and possess the financial, operational and strategic acumen the Board needs to enhance stockholder value.

3 Source: Merrimack preliminary proxy statement filed on August 5, 2019.

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PROPOSAL ONE

ELECTION OF DIRECTORS

The Board is currently composed of six (6) directors, each with terms expiring at the Annual Meeting; however, the Company has disclosed that the Board has approved a decrease in its size to four (4) members effective as of the close of the polls at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our four (4) Nominees in opposition to the Company’s four (4) director nominees. If at least three (3) of our Nominees are elected, such Nominees will represent a majority of the members of the Board. In the event that our director Nominees comprise less than a majority of the Board following the Annual Meeting, there can be no assurance that any actions or changes proposed by our Nominees will be adopted or supported by the full Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons For Our Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States of America.

Jason M. Aryeh, age 50, has served as the Founder and Managing General Partner of JALAA Equities, LP, a private investment fund focused on the biotechnology and medical device sectors, since 1997. Mr. Aryeh has served as a director of Ligand Pharmaceuticals Incorporated (NASDAQ:LGND), a biopharmaceutical company, since 2006, where he also previously served as Special Consultant for Business Development from 2007 until 2010. Mr. Aryeh has also served as a director of Orchestra BioMed, Inc., a biomedical innovation company developing advanced therapeutic solutions to address major unmet medical needs, since October 2018, after initially joining as a member of its Advisory Board in July 2018. From March 2015 until January 2017, Mr. Aryeh served as a strategic advisor to Derma Sciences, Inc. (formerly NASDAQ:DSCI), a global medical device company. Mr. Aryeh previously served on the board of directors of several public companies, including Novelion Therapeutics Inc. (NASDAQ:NVLN)(f/k/a QLT Inc.), a biopharmaceutical company dedicated to developing new standards of care for individuals living with rare diseases, from 2012 to August 2018, Aralez Pharmaceuticals Inc. (formerly NASDAQ:ARLZ), a specialty pharmaceutical company, from February 2016 until June 2017, Immunomedics, Inc. (NASDAQ:IMMU), a pharmaceutical company focusing on the development of antibody-drug conjugates for the treatment of cancer, from January 2017 until February 2017, Myrexis, Inc. (OTCMKTS:MYRX), a biopharmaceutical company, from 2011 to 2013, and Nabi Biopharmaceuticals (formerly NASDAQ:NABI), a drug development company, from 2006 until its acquisition by Biota Pharmaceuticals, Inc. in 2012. Mr. Aryeh also served on the board of directors of CorMatrix Cardiovascular, Inc., a regenerative biotechnology company, from 2010 to March 2017, and the Cystic Fibrosis Foundation Therapeutics, a non-profit organization established to provide the means to cure and control cystic fibrosis, from 2011 to February 2018. Mr. Aryeh earned a B.A. in economics, with honors, from Colgate University.

JFL Capital believes Mr. Aryeh’s extensive public board and equity investment experience, coupled with his strategic insight and in-depth understanding of healthcare trends and capital markets, will make him a valuable addition to the Board.

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Aron R. English, age 37, is the founder and has served as the Portfolio Manager of 22NW, LP, a Seattle-based value fund specializing in small and microcap investments with a multi-year investment horizon, since August 2014. Previously, Mr. English served as the director of research at Meson Capital Partners LLC, an investment partnership, from January 2014 to August 2014. Prior to that, he served as director of research at RBF Capital, LLC, a provider of wealth management and financial services, from September 2010 until December 2013, after initially serving as a research analyst from September 2008 to September 2010. Mr. English served as a research assistant at McAdams Wright Ragen Inc., an investment firm, from March 2006 until September 2008. Mr. English earned his B.A. in English Literature with Honors from the University of Washington.

JFL Capital believes that Mr. English’s investment experience and knowledge of the capital markets will make him a valuable addition to the Board.

Joseph F. Lawler, M.D., Ph.D., age 47, is the founder and has served as Managing Member of JFL Capital Management LLC, a healthcare investment fund with an emphasis on companies pursuing clinical drug development, since January 2015. Prior to this, Dr. Lawler was a co-founder and served as Senior Managing Partner of Merus Capital Partners, LLC, a proprietary trading business, from October 2011 to November 2014. From March 2005 to May 2006, he served as an analyst at Sagamore Hill Capital Management LP, a multi-strategy hedge fund manager. Dr. Lawler served as portfolio manager at MKM Longboat Capital Advisors LLC, a London-based hedge fund manager, from February 2008 to November 2008. Prior to that, Dr. Lawler was responsible for public and private biotechnology investments as an analyst at Och-Ziff Capital Management Group LLC, a hedge fund manager and global alternative asset management firm, from May 2006 to February 2008, and he served as an associate in the venture capital group at J.P. Morgan Partners, LLC, from March 2003 to March 2005. Dr. Lawler received his M.D. and Ph.D. from The Johns Hopkins University School of Medicine and he earned his B.A. from Queens College, City University of New York.

JFL Capital believes Dr. Lawler’s exceptional credentials and expertise in the biomedical field, coupled with his experience in investment and strategic development, makes him well-qualified to serve on the Board.

Kenneth Lin, M.D., age 46, is the co-founder and has served as Chief Executive Officer and President of Ab Initio Biotherapeutics Inc., a biologics discovery company focusing on G-protein coupled receptors, since January 2015. Prior to that, Dr. Lin served as Vice President, Corporate Development and Investor Relations at Ulthera, Inc., a company that develops and commercializes ultrasound-based technologies for aesthetic and medical applications, from 2012 until its acquisition in August 2014. From 2008 to 2012, he served as Vice President at TPG Capital, a private equity investment firm. Prior to that, he served as an Associate at J.P. Morgan Partners, LLC, a private equity investment firm, from 2003 to 2007, and as a Research Analyst at Goldman Sachs, where he covered pharmaceuticals, medical devices, diagnostics and life science tools, from 2000 to 2003. Previously, Dr. Lin served on the boards of directors of Conventus Orthopaedics, Inc., a fracture fixation company, from 2011 to 2013, Vibrynt, Inc., a developer of medical devices, from 2008 to 2013, Karos Pharmaceuticals, Inc., a pharmaceutical company focused on bone related diseases, from 2010 to 2012, and NT Pharma Group, a China-based pharmaceutical company, from 2008 to 2011. He has also served as an advisor to the Dean of the Case Western Reserve University School of Medicine as part of the Committee to Advance Human Health for the past several years. Dr. Lin received his B.S. in Biological Sciences from Stanford University and his M.D. from Case Western Reserve University, where we was elected to Alpha Omega Alpha.

JFL Capital believes Dr. Lin’s background in medicine and nearly 20 years of experience in various executive and investing roles in the healthcare sector will make him a valuable addition to the Board.

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The principal business address of Mr. Aryeh is 34 Sumner Road, Greenwich, Connecticut 06831. The principal business address of Mr. English is 1455 NW Leary Way, Suite 400, Seattle, Washington 98107. The principal business address of Dr. Lawler is 2110 Ranch Road 620 S, #341732, Lakeway, Texas 78734. The principal business address of Dr. Lin is 280 Utah Avenue, Suite 250, South San Francisco, California 94080.

As of the date hereof, Mr. Aryeh directly owns 3,802 shares of Common Stock.

As of the date hereof, Mr. English does not directly own any securities of the Company. Mr. English, as the Portfolio Manager of 22NW, the Manager of 22NW GP and the President and sole shareholder of 22NW Inc., may be deemed the beneficial owner of the 1,241,896 shares of Common Stock owned by 22NW Fund, as further explained elsewhere in this Proxy Statement.

As of the date hereof, Dr. Lawler does not directly own any securities of the Company. Dr. Lawler, as the Managing Member of JFL Capital Management and JFL Holding, may be deemed the beneficial owner of the 1,249,828 shares of Common Stock owned in the aggregate by JFL Partners and held in the JFL Account (as defined below), as further explained elsewhere in this Proxy Statement.

As of the date hereof, Dr. Lin directly owns 5,000 shares of Common Stock.

Each of the Nominees may be deemed to be a member of the Group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own. For information regarding purchases and sales during the past two (2) years by the members of the Group of securities of the Company, see Schedule I.

The participants in this solicitation are collectively referred to as the “Group” herein.

On March 13, 2019, JFL Partners, JFL GP, JFL Holdings, JFL Capital Management, 22NW Fund, 22NW, 22NW GP and the Nominees entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company and (b) solicit proxies for the election of the Nominees at the Annual Meeting. On July 24, 2019, 22NW Inc. entered into a Joinder Agreement to the Joint Filing and Solicitation Agreement, pursuant to which it agreed to be bound by the terms and conditions set forth therein, including the obligations of a member of the group and the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

Other than as stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. Other than as stated herein, none of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

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JFL Capital believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.

Based on a review of publicly available information, even if JFL Capital is successful in electing at least two of its Nominees at the Annual Meeting, no change of control provisions appear to be triggered under the Company’s governing documents or any of its current material plans or agreements.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

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PROPOSAL TWO

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is providing stockholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement in accordance with the SEC’s rules. This proposal, which is commonly referred to as “say-on-pay,” is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the compensation paid to Merrimack’s named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, the compensation tables and any related material disclosed in this proxy statement, is hereby approved.”

The Company has further disclosed that it currently does not have any employees and instead uses a limited number of consultants for the operation of the Company, but historically, the Company’s executive compensation programs have been designed to attract, motivate and retain its executive officers, and the Company anticipates that any future executive compensation programs would be similarly designed.

According to the Company’s proxy statement, as an advisory vote, this proposal is not binding. The Company has disclosed that the outcome of this advisory vote does not overrule any decision by the Company or the Board (or any committee thereof), create or imply any change to the fiduciary duties of the Company or the Board (or any committee thereof), or create or imply any additional fiduciary duties for the Company or the Board (or any committee thereof). However, the Company has further disclosed that the Organization and Compensation Committee and the Board value the opinions expressed by the stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for the Company’s named executive officers.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “[FOR/AGAINST]” THIS PROPOSAL.

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PROPOSAL THREE

Ratification of independent registered public accounting firm

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 and the Board is requesting that stockholders ratify such selection.

As disclosed in the Company’s proxy statement, although stockholder approval of the selection of Marcum LLP is not required by law or Nasdaq Listing Rules, the Audit Committee believes that it is advisable and has decided to give the stockholders the opportunity to ratify this selection. The Company has disclosed that if this proposal is not approved at the Annual Meeting, the Audit Committee may reconsider this selection.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, [FOR/AGAINST] the non-binding advisory vote on executive compensation and FOR the ratification of the selection of Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate four (4) candidates for election as directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve on the Board with the Nominees who are elected.

While we currently intend to vote all of our shares of Common Stock in favor of the election of the Nominees, we reserve the right to vote some or all of our shares of Common Stock for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of our shares of Common Stock for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting our shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. The holders of a majority of the shares of the Company’s Common Stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business at the Annual Meeting.

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Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Proposal 1: Election of Directors ─ The Company has adopted a plurality vote standard for non-contested and contested director elections. As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the four (4) nominees for director receiving the highest vote totals will be elected as directors of the Company. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Proposal 2: Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, the affirmative vote of the holders of shares of Common Stock representing a majority of the votes cast on the matter is required is required to approve the advisory “say-on-pay” vote on the compensation of the Company’s named executive officers. The Company has indicated that broker non-votes and abstentions will have no effect on this proposal.

Proposal 3: Ratification of Independent Auditors ─ According to the Company’s proxy statement, the affirmative vote of the holders of shares of Common Stock representing a majority of the votes cast on the matter is required for the ratification of the selection of Marcum LLP as the Company’s independent registered public accounting firm for the current fiscal year. The Company has indicated that broker non-votes and abstentions will have no effect on this proposal.

Under applicable Delaware law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with JFL Capital’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

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REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to JFL Capital in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at One Broadway, 14th Floor, Cambridge, Massachusetts 02142, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, JFL Capital requests that either the original or photostatic copies of all revocations be mailed to JFL Capital in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that JFL Capital will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by JFL Capital. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

JFL Capital has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. JFL Capital has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. JFL Capital will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [__] persons to solicit the Company’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by JFL Capital. Costs of this solicitation of proxies are currently estimated to be approximately $[___]. JFL Capital estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[___]. JFL Capital intends to seek reimbursement from the Company of all expenses it incurs in connection with the solicitation of proxies for the election of the Nominees to the Board at the Annual Meeting. If such reimbursement is approved by the Board, JFL Capital does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

In accordance with the Company’s Bylaws, JFL Capital hereby represents that the Group intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s outstanding capital stock reasonably believed by the Group to be sufficient to elect the Nominees and otherwise to solicit proxies from stockholders in support of such nomination of the Nominees.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this solicitation are the members of JFL Capital, 22NW Fund, 22NW, 22NW GP, 22NW Inc. and the Nominees.

The principal business of JFL Partners is investing in securities. The principal business of JFL GP is serving as the general partner of JFL Partners. The principal business of JFL Holdings is serving as the general partner of JFL GP. The principal business of JFL Capital Management is serving as the investment manager of JFL Partners and a certain managed account (the “JFL Account”). Dr. Lawler is the Managing Member of each of JFL Holdings and JFL Capital Management. The principal business of 22NW Fund is investing in securities. The principal business of 22NW is serving as the investment manager of 22NW Fund. The principal business of 22NW GP is serving as the general partner of 22NW Fund. The principal business of 22NW Inc. is serving as the general partner of 22NW. Mr. English is the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc.

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The address of the principal office of each of JFL Partners, JFL GP, JFL Holdings, JFL Capital Management and Dr. Lawler is 2110 Ranch Road 620 S, #341732, Lakeway, Texas 78734. The address of the principal office of each of 22NW Fund, 22NW, 22NW GP, 22NW Inc. and Mr. English is 1455 NW Leary Way, Suite 400, Seattle, Washington 98107.

As of the date hereof, JFL Partners is the direct beneficial owner of 510,152 shares of Common Stock. JFL GP, as the general partner of JFL Partners, may be deemed to beneficially own the 510,152 shares of Common Stock owned by JFL Partners. JFL Holdings, as the general partner of JFL GP, may be deemed to beneficially own the 510,152 shares of Common Stock owned by JFL Partners. As of the date hereof, 739,676 Shares were held in the JFL Account. JFL Capital Management, as the investment manager of JFL Partners and the JFL Account, may be deemed to beneficially own the 1,249,828 shares of Common Stock owned in the aggregate by JFL Partners and held in the JFL Account. Dr. Lawler, as the Managing Member of JFL Capital Management and JFL Holdings, may be deemed to beneficially own the 1,249,828 shares of Common Stock owned in the aggregate by JFL Partners and held in the JFL Account. As of the date hereof, 22NW Fund is the direct beneficial owner of 1,241,896 shares of Common Stock. 22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 1,241,896 shares of Common Stock owned by 22NW Fund. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 1,241,896 shares of Common Stock owned by 22NW Fund. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 1,241,896 shares of Common Stock owned by 22NW Fund. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 1,241,896 shares of Common Stock owned by 22NW Fund.

Each participant in this solicitation is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 2,500,526 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The shares of Common Stock directly owned by JFL Partners and 22NW Fund and held in the JFL Account were purchased with working capital. The shares of Common Stock directly owned by Mr. Aryeh and Dr. Lin were purchased with personal funds.

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Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

JFL Capital is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which JFL Capital is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2020 annual meeting of stockholders (the “2020 Annual Meeting”) pursuant to Rule 14a-8 promulgated under the Exchange Act must be received by the Company at its principal executive offices, One Broadway, 14th Floor, Cambridge, Massachusetts 02142, no later than [_______] in order to be included in the Company’s proxy statement and proxy card for the 2020 Annual Meeting.

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Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2020 Annual Meeting must give written notice to the Secretary at the principal executive offices of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days). Therefore, to be presented at the 2020 Annual Meeting, such a proposal must be delivered not earlier than June 19, 2020 nor later than July 19, 2020.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2020 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this proxy statement should not be construed as an admission by JFL Capital that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

JFL Partners Fund, LP

__________, 2019

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

JFL PARTNERS FUND LP

Purchase of Common Stock	1,178	10/08/2018
Purchase of Common Stock	9,175	10/09/2018
Purchase of Common Stock	9,175	10/10/2018
Purchase of Common Stock	146	10/11/2018
Purchase of Common Stock	60,733	10/19/2018
Purchase of Common Stock	64,594	10/19/2018
Purchase of Common Stock	87,833	10/22/2018
Purchase of Common Stock	9,175	10/22/2018
Purchase of Common Stock	6,896	10/23/2018
Purchase of Common Stock	16,533	10/23/2018
Purchase of Common Stock	28,704	10/24/2018
Purchase of Common Stock	8,038	10/25/2018
Purchase of Common Stock	10,919	10/26/2018
Purchase of Common Stock	4,885	10/29/2018
Purchase of Common Stock	24,080	10/30/2018
Purchase of Common Stock	3,670	10/31/2018
Purchase of Common Stock	1,567	11/05/2018
Purchase of Common Stock	10,872	11/05/2018
Purchase of Common Stock	983	11/06/2018
Sale of Common Stock	(300)	11/07/2018
Purchase of Common Stock	332	11/09/2018
Purchase of Common Stock	3,774	11/12/2018
Purchase of Common Stock	4,310	11/13/2018
Purchase of Common Stock	3,561	11/15/2018
Purchase of Common Stock	925	11/16/2018
Purchase of Common Stock	296	11/20/2018
Purchase of Common Stock	925	11/21/2018
Purchase of Common Stock	925	11/26/2018
Purchase of Common Stock	784	11/29/2018
Purchase of Common Stock	3,700	11/30/2018
Purchase of Common Stock	5,000	12/03/2018
Purchase of Common Stock	2,500	12/04/2018
Purchase of Common Stock	10,000	12/06/2018
Purchase of Common Stock	2,500	12/10/2018
Purchase of Common Stock	9,846	12/13/2018
Purchase of Common Stock	2,500	12/14/2018
Purchase of Common Stock	28,791	12/17/2018
Purchase of Common Stock	8,250	12/17/2018
Purchase of Common Stock	10,100	12/18/2018
Purchase of Common Stock	14,000	12/19/2018
Purchase of Common Stock	409	12/20/2018
Purchase of Common Stock	1,910	12/26/2018
Purchase of Common Stock	625	12/27/2018
Purchase of Common Stock	719	12/31/2018
Purchase of Common Stock	12,000	01/11/2019
Sale of Common Stock	(100)	02/14/2019
Sale of Common Stock	(2,412)	02/15/2019
Purchase of Common Stock	4,506	04/08/2019
Purchase of Common Stock	9,662	06/28/2019
Purchase of Common Stock	3,934	07/01/2019
Purchase of Common Stock	7,024	07/02/2019

I-1

JFL CAPITAL MANAGEMENT LLC

(Through the JFL Account)

Purchase of Common Stock	2,014	10/08/2018
Purchase of Common Stock	15,825	10/09/2018
Purchase of Common Stock	15,825	10/10/2018
Purchase of Common Stock	250	10/11/2018
Purchase of Common Stock	104,750	10/19/2018
Purchase of Common Stock	111,411	10/19/2018
Purchase of Common Stock	15,825	10/22/2018
Purchase of Common Stock	151,493	10/22/2018
Purchase of Common Stock	11,740	10/23/2018
Purchase of Common Stock	28,151	10/23/2018
Purchase of Common Stock	49,506	10/24/2018
Purchase of Common Stock	13,862	10/25/2018
Purchase of Common Stock	18,831	10/26/2018
Purchase of Common Stock	8,424	10/29/2018
Purchase of Common Stock	41,531	10/30/2018
Purchase of Common Stock	6,330	10/31/2018
Purchase of Common Stock	2,702	11/05/2018
Purchase of Common Stock	18,753	11/05/2018
Purchase of Common Stock	1,694	11/06/2018
Sale of Common Stock	(515)	11/07/2018
Purchase of Common Stock	563	11/09/2018
Purchase of Common Stock	6,426	11/12/2018
Purchase of Common Stock	7,337	11/13/2018
Purchase of Common Stock	6,062	11/15/2018
Purchase of Common Stock	1,575	11/16/2018
Purchase of Common Stock	504	11/20/2018
Purchase of Common Stock	1,575	11/21/2018
Purchase of Common Stock	1,575	11/26/2018
Purchase of Common Stock	1,334	11/29/2018
Purchase of Common Stock	6,300	11/30/2018
Purchase of Common Stock	6,000	12/19/2018
Purchase of Common Stock	563	12/20/2018
Purchase of Common Stock	2,637	12/26/2018
Purchase of Common Stock	861	12/27/2018
Purchase of Common Stock	991	12/31/2018
Purchase of Common Stock	18,000	01/11/2019
Sale of Common Stock	(3,469)	02/15/2019
Purchase of Common Stock	26,288	04/05/2019
Purchase of Common Stock	6,484	04/08/2019
Purchase of Common Stock	13,902	06/28/2019
Purchase of Common Stock	5,659	07/01/2019
Purchase of Common Stock	10,107	07/02/2019

I-2

22NW FUND, LP

Purchase of Common Stock	312,793	12/17/2018
Purchase of Common Stock	13,431	12/18/2018
Purchase of Common Stock	29,744	12/19/2018
Purchase of Common Stock	375,334	12/20/2018
Purchase of Common Stock	2,100	12/21/2018
Purchase of Common Stock	4,300	12/24/2018
Purchase of Common Stock	11,600	12/26/2018
Purchase of Common Stock	100	01/02/2019
Purchase of Common Stock	212	01/03/2019
Purchase of Common Stock	100	01/04/2019
Purchase of Common Stock	89,633	01/11/2019
Purchase of Common Stock	6,071	01/22/2019
Purchase of Common Stock	100	01/30/2019
Purchase of Common Stock	240,000	02/06/2019
Purchase of Common Stock	5,038	03/06/2019
Purchase of Common Stock	900	03/07/2019
Purchase of Common Stock	607	03/08/2019
Purchase of Common Stock	200	03/11/2019
Purchase of Common Stock	50,000	04/05/2019
Purchase of Common Stock	32,873	04/08/2019
Purchase of Common Stock	30,110	04/15/2019
Purchase of Common Stock	20,450	04/16/2019
Purchase of Common Stock	16,200	04/17/2019

Jason M. Aryeh

Purchase of Common Stock	100	07/11/2019
Purchase of Common Stock	2,400	07/12/2019
Purchase of Common Stock	1,000	07/12/2019
Purchase of Common Stock	302	07/16/2019

Kenneth Lin, M.D.

Purchase of Common Stock	5,000	12/14/2018

I-3

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on [________], 2019.

II-1

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give us your proxy FOR the election of our Nominees by taking three steps:

•	SIGNING the enclosed BLUE proxy card,
•	DATING the enclosed BLUE proxy card, and
•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a broker, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of JFL Capital’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

BLUE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 19, 2019

Merrimack Pharmaceuticals, Inc.

2019 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF JFL PARTNERS FUND LP AND THE OTHER PARTICIPANTS IN ITS SOLICITATION

THE BOARD OF DIRECTORS OF Merrimack Pharmaceuticals, Inc.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Joseph F. Lawler, M.D., Ph.D., John Ferguson and Ryan Nebel, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, par value $0.01 (the “Common Stock”), of Merrimack Pharmaceuticals, Inc. (the “Company”), which the undersigned would be entitled to vote if personally present at the 2019 Annual Meeting of Stockholders of the Company scheduled to be held on Thursday, October 17, 2019, at 9:00 a.m., Eastern time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109 (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to JFL Partners Fund LP (“JFL Capital”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “[FOR/AGAINST]” PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with JFL Capital’s solicitation of proxies for the Annual Meeting.

In accordance with the Company’s Bylaws, JFL Capital hereby represents that the participants in its solicitation intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s outstanding capital stock reasonably believed by such parties to be sufficient to elect its nominees and otherwise to solicit proxies from stockholders in support of such nomination of its nominees.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

☒ Please mark vote as in this example

JFL CAPITAL RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1. JFL CAPITAL MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3.

1.	JFL Capital’s proposal to elect Jason M. Aryeh, Aron R. English, Joseph F. Lawler, M.D., Ph.D., and Kenneth Lin, M.D. as directors of the Company:

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW

Nominees:	Jason M. Aryeh Aron R. English Joseph F. Lawler, M.D., Ph.D. Kenneth Lin, M.D.	☐	☐	☐ ______________ ______________ ______________

JFL Capital does not expect that any of its nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, JFL Capital has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

2.	Company’s proposal to approve, on an advisory basis, the Company’s executive compensation:

☐FOR	☐AGAINST	☐ABSTAIN

3.	Company’s proposal to ratify the selection of Marcum LLP as its independent registered public accounting firm for the fiscal year ending December 31, 2019:

☐FOR	☐AGAINST	☐ABSTAIN

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.